

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 13, 2024

Anuradha Subramanian
Chief Financial Officer
Bumble Inc.
1105 West 41st Street
Austin, TX 78756

>   **Re: Bumble Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2023**
>   **File No. 001-40054**

Dear Anuradha Subramanian:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Elizabeth Monteleone